King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036-4003 www.kslaw.com

Michael O’Brien Partner Direct Dial: (212) 556-2291 Direct Fax: (212) 556-2222 MJOBrien@KSLAW.com

January 26, 2007

Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F. Street, N.E.

Washington, DC 20549-0303

Attention: Nicholas P. Panos

Re:	Caremark Rx, Inc.
Schedule 14D-9
Filed on January 24, 2007
SEC File No. 5-47839

Dear Mr. Panos:

On behalf of Caremark Rx, Inc. (the “Company” or “Caremark”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Office of Mergers & Acquisitions dated January 24, 2007 with respect to the above-mentioned Schedule 14D-9.

This letter and the Company’s Amendment No. 1 to Schedule 14D-9 (the “Amendment”) are being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on January 24, 2007.

In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter followed by the corresponding response of the Company. Unless otherwise noted, all references to page numbers in the Company’s response are to the pages in the marked version of the Amendment.

Schedule 14D-9

General

1.

Revise to expressly indicate that security holders have the right to revoke their proxies in the CVS-Caremark transaction. Revise to indicate the date by which security holders will retain the ability to tender their shares into the tender offer

Caremark Rx, Inc.

Schedule 14D-9

January 26, 2007

irrespective of whether or not they choose to revoke a previously executed proxy. See Item 1011(b) of Regulation M-A.

Response:

We have revised the disclosure on page 8 of the Schedule 14D-9 in response to the Staff’s comment.

2.	We note that Caremark’s Schedule 14D-9 was not filed until today. Notwithstanding the absence of such a filing, we observed that Caremark made the following statements in a news release dated January 23, 2007:

•	Express Scripts’ proposal is highly contingent and conditional to such an extent that it is largely illusory.

•	the Express Scripts proposal raises substantial concerns about the significant value destruction associated with customer losses, high leverage (“junk credit”) and high regulatory risks.

•	We strongly believe that the Express Scripts proposal is highly risky and conditional, destructive to shareholder value and clearly not in the best interests of Caremark or its shareholders.

Please provide us with a legal analysis explaining why, if true, the contents of this press release were consistent was Rule 14d-9(b).

Response:

In response to the Staff’s comment, we respectfully submit that the contents of the January 23, 2007 press release were consistent with Rule 14d-9(b). The press release did not constitute a solicitation or recommendation against the exchange offer commenced by Express Scripts, Inc. (“Express Scripts”) on January 16, 2007 (the “Offer”); rather, the purpose of the press release was to solicit proxies in favor of Caremark’s pending merger with CVS Corporation (the “CVS Merger”).

Caremark has filed a definitive proxy statement with the SEC with respect to the CVS Merger that was mailed to Caremark’s stockholders on or about January 19, 2007. On January 10, 2007, Express Scripts and KEW Corp. filed a preliminary proxy statement to solicit proxies against the CVS Merger. Express Scripts filed a revised preliminary proxy statement with the SEC on January 22, 2007 and a definitive proxy statement on January 24, 2007. In connection with Caremark’s distribution of its proxy materials to its stockholders and consistent with the Caremark board of director’s recommendation of the CVS Merger, the press release republishes a letter to Caremark stockholders encouraging them to vote in favor of the CVS Merger. The press release is a solicitation under Rule 14a-2 under the Securities Exchange Act of 1934 and Rule 165 of the Securities Act of 1933 soliciting Caremark stockholders’ approval of the CVS Merger. The press release addressed the information contained in the most recent Express Scripts’ proxy statement on file with the SEC at the time and addressed issues and concerns that

Caremark Rx, Inc.

Schedule 14D-9

January 26, 2007

related to Express Scripts’ initial December proposal. It also attempted to refute misinformation and mischaracterizations relating to statements made by Express Scripts, which had been included in Rule 425 filings made by Express Scripts. The press release did not discuss the terms and conditions of the Offer or constitute a recommendation or solicitation against the tender of shares into the Offer. Notably, the release consistently referred to the “Express Scripts proposal” and encouraged stockholders to “vote” in favor of the CVS Merger and did not include any statements with respect to the tender of shares in respect of the Offer.

Following the announcement of the Offer by Express Scripts, consistent with its fiduciary duties under Delaware law and its obligations under Rule 14e-2 and Rule 14d-9(b) under the Securities Exchange Act of 1934, the Caremark board of directors carefully reviewed the terms and conditions of the Offer contained in the Schedule TO, the amendments thereto and the Registration Statement on Form S-4 filed by Express Scripts in connection with the Offer in consultation with outside legal and financial advisors. Only after a thorough review and consideration of all the factors set forth in the Schedule 14D-9 did Caremark’s board of directors unanimously recommend that the stockholders of Caremark reject the Offer and not tender their shares of Caremark common stock to Express Scripts pursuant to the Offer. The Schedule 14D-9 is the first public statement Caremark has made in connection with the Offer in compliance with Rule 14d-9.

3.	Caremark filed a slide presentation under cover of Form 425 on January 18, 2007. This presentation included a comparison of the CVS-Caremark transaction to the Express Scripts’ transaction. Because the Express Scripts’ tender offer transaction had already commenced by that date, the Form 425 could not be deemed to satisfy any disclosure filing obligations under Rule 14d-9(a). Please provide us with a legal analysis explaining why, if true, the contents of the presentation were consistent with Rule 14d-9(b).

Response:

In response to the Staff’s comment, we respectfully submit that the contents of the January 18, 2007 slide presentation were consistent with Rule 14d-9(b) for the reasons stated above. The slide presentation, similar to the press release, is a solicitation in favor of the CVS Merger and did not constitute a solicitation or recommendation against the Offer. The purpose of the slide presentation was to communicate the proposed benefits of the CVS Merger to Caremark stockholders as compared to the Express Scripts proposal publicly announced on December 18, 2006 that also had been discussed in its preliminary proxy statement on file with the SEC at that time.

Item 4. The Solicitation or Recommendation

4.

The Company Board considered a number of factors in connection with its evaluation of the Offer. We note that in view of the number of factors and complexity of these matters, the Company Board did not find it practicable to, nor

Caremark Rx, Inc.

Schedule 14D-9

January 26, 2007

did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a certain favorable or unfavorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board’s decision to not recommend that the security holders accept the Express Scripts’ offer.

Response:

We have revised the Schedule 14D-9 in response to the Staff’s comment.

5.	Each person making a solicitation or recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. The Company must, at a minimum, amend their unqualified identification of some of the informational factors considered to describe the import or the utility of the statement made.

Response:

We have revised the Schedule 14D-9 in response to the Staff’s comment.

6.	We note the assertion that the Express Scripts’ offer is highly conditional. Revise to indicate why the existence of tender offer conditions has resulted in a finding by the Company Board that the tender offer is “highly conditional” as opposed to simply “conditional.” Disclose the standard used to make the assertion and compare the Express Scripts’ tender offer proposal against that standard.

Response:

We have revised the disclosure on pages 5 and 6 of the Schedule 14D-9 in response to the Staff’s comment.

7.	Advise us, with a view toward disclosure, whether or not the CVS merger proposal is highly conditional as well, and if not, the reasons why the CVS merger proposal is not considered equally “highly conditional.” Alternatively, revise to expressly delete the reference to Express Scripts’ offer conditions as being highly conditional. See Item 1011(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the CVS Merger is not highly conditional. Other than the Caremark stockholder approval and the CVS stockholder approval, all of the significant conditions to consummation of the CVS Merger, all of which are customary to a public company merger transaction, have been satisfied. In particular, on December 19, 2006 the applicable

Caremark Rx, Inc.

Schedule 14D-9

January 26, 2007

waiting period under the Hart-Scott-Rodino Act relating to the CVS Merger expired and on January 19, 2007 the Registration Statement on Form S-4 containing the joint proxy statement/prospectus relating to the CVS Merger was declared effective by the Commission. Caremark anticipates that any remaining closing conditions will be satisfied immediately prior to the closing of the CVS Merger promptly following receipt of requisite stockholder approval. Unlike the Express Scripts’ proposal, the CVS Merger was not subject to any financing condition (for which the issuers of the commitment letters have their own set of conditions), any diligence condition, a Caremark board approval condition, or a Section 203 condition to be satisfied. Accordingly, Caremark respectfully submits that no additional disclosure is necessary as all of this information has been publicly communicated to stockholders.

***

The undersigned, on behalf of the Company, and in response to the request contained in the comment letter from the Office of Mergers & Acquisitions dated January 24, 2007, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Should you require further information or have additional questions, please contact the undersigned directly at (212) 556-2291 or at the address indicated above.

Very truly yours,

/s/ Michael J. O’Brien

Michael J. O’Brien

cc:	Sara J. Finley
Caremark Rx, Inc.